CETERA ADVISOR NETWORKS LLC
(SEC I.D. No. 8-29577)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Filed pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934 as a Public Document.

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SEC FILE NUMBER
8-29577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING   01/01/17   AND ENDING   12/31/17
                                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
  Cetera Advisor Networks LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 North Sepulveda Boulevard, Suite 1300
                                (No. and Street)

El Segundo   CA   90245-5672
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Paul Shelson   (320) 229-3191

                                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

  Deloitte & Touche LLP
                        (Name - if individual, state last, first, middle name)

 555 W 5th Street, #2700   Los Angeles   California   90013
      (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).
SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Mark Paul Shelson, affirm that, to the best of my knowledge and belief, the accompanying financial statement pertaining to Cetera Advisor Networks LLC (the "Company") as of December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



LINDA O. FEOOEMA
Notary Public
State or Minnesota
My Commission Expires
Jonu ry 31 . 2020



Notary Public

Signature _____ Date 03/01/18

Title _____ Chief Financial Officer

This report ** contains (check all applicable boxes):

(x)		Report of Independent Registered Public Accounting Firm
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
{ }	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Member's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x)		Notes to Statement of Financial Condition
( )	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	U)	A Reconciliation, including appropriate explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required)
( )	(k)	A Reconciliation Between the audited and unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Report describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3 (the "Exemption Report") and Report of Independent Registered Public Accounting Firm Thereon

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).



Deloitte & Touche LLP
555 West 5th Street
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213 688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Cetera Advisors Networks LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cetera Advisors Networks LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 1, 2018

We have served as the Company's auditor since 2016.

CETERA ADVISOR NETWORKS LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		
Cash and cash equivalents	$	29,391,934
Fees and commissions receivable		30,850,034
Receivable from clearing broker		1,975,849
Other receivables		10,909,388
Other assets, net of allowance of $364,877		2,802,133
Total assets	$	75,929,338

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Fees and commissions payable	$	42,236,135
Accrued expenses and accounts payable		4,871,939
Accrued compensation		1,885,927
Deferred revenue		874,789
Other liabilities		2,324,072
Total liabilities		52,192,862

COMMITMENTS AND CONTINGENCIES (NOTE 9)

MEMBER'S EQUITY		23,736,476
Total liabilities and member's equity	$	75,929,338

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - ORGANIZATION AND DESCRIPTION OF THE COMPANY

Cetera Advisor Networks LLC (the "Company") is an introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides brokerage, investment advisory and planning, and insurance services to individuals nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Cetera Financial Group, Inc. ("Cetera Financial") which is a wholly owned subsidiary of Cetera Financial Holdings, Inc. ("Cetera Holdings"). Cetera Holdings is a wholly owned subsidiary of Aretec Group, Inc. ("Aretec").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). To conform financial information to certain company-wide and industry standards, the Company has reclassified amounts in the statement of financial condition that differ from the prior year presentation related to financial advisor incentive bonus accruals from accrued compensation to fees and commissions payable in the current year presentation.

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less.

Fees and Commissions Receivable and Payable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases transacted directly with the product sponsors, and mutual fund and annuity trailers. Fees and commissions payable related to these transactions are recorded based on estimated payout ratios for each product as commission revenue is accrued.

Receivable from Clearing Broker

Receivable from clearing broker represents commissions and fees earned and collected by the Company's clearing broker, but not yet remitted to the Company.

Other Receivables

Other receivables primarily consist of accrued receivables from the Company's clearing broker related to fees charged to client accounts and accrued reimbursements and allowances from product sponsors.

Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased are recorded on a settlement date basis, which is not materially different than trade date, and are stated at fair value. As of December 31, 2017, securities owned of $215,567 are included in other assets. Securities sold, not yet purchased of $3,009 are included in other liabilities. See Note 3 for more information.

Other Assets

Other assets consist primarily of financial advisor notes receivable and advances. The Company has loans outstanding to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes. The Company amortizes the principal balance of the forgivable notes along with accrued interest ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. If an advisor terminates their arrangement with the Company prior to the forgivable loan term date or repayment of another loan, an allowance for uncollectible amounts is recorded using an analysis that takes into account the advisors' registration status and the specific type of receivable. The aging thresholds and specific percentages used represent management's best estimates of probable losses. Management monitors the adequacy of these estimates through period evaluation against actual trends experienced.

Also included in other assets are prepaid expenses and unamortized transition allowances provided to the Company's advisors. The allowances are typically amortized over the customer useful life of 6 years.

Income Taxes

As a single member limited liability company, the Company is not subject to income taxes and does not file a federal income tax return. The Company's financial results are included in a consolidated tax return with Aretec. The Company recognizes income tax expense in its financial statements using the separate return method. As part of the company's tax sharing agreement with Cetera Financial, the Company does not separately record deferred income taxes in its statement of financial condition.

As of December 31, 2017, the Company determined that it had no uncertain tax positions that affected its financial position, and will continue to evaluate for uncertain tax positions in the future. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases (Topic 842)," which supersedes the guidance in Accounting Standards Codification ("ASC") 840, "Leases." ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income. The Company expects to adopt the provisions of this guidance on January 1, 2019. The Company is currently evaluating the impact of this ASU on its financial statements and related disclosures.

NOTE 3 - FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on an annual basis. Changes in the type of inputs used in determining fair value may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the reporting period in which they occur. For the year ended December 31, 2017, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Certificates of deposits are measured at fair value using third-party pricing services. Mutual funds and unit investment trusts are fair valued by management using net asset values and are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2017 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 20,375,094	$ -	$ -	$ 20,375,094
Cash equivalents - Certificate of deposit - maturing in 90 days	-	802,191	-	802,191
Securities owned - recorded in Other Assets:				
Equity securities	138,534	-	-	138,534
Mutual funds and unit investment trusts	-	77,033	-	77,033
Total securities owned	138,534	77,033	-	215,567 Total
	$ 20,513,628	$ 879,224	$ -	$ 21,392,852

	Level 1	Level 2	Level 3	Total
Liabilities:				
Securities sold, not yet purchased - recorded in Other Liabilities:				
Mutual funds and unit investment trusts	$ -	$ 3,009	$ -	$ 3,009
Total	$ -	$ 3,009	$ -	$ 3,009

NOTE 4 – ADVISOR NOTES RECEIVABLE AND ADVANCES

The Company's advisor notes receivable, comprised of forgivable loans, as of December 31, 2017 are included in other assets and total $382,696, net of allowance of $273,177.

The Company periodically extends credit to financial advisors in the form of commission advances based on the advisors' ability to generate future commissions. Management maintains an allowance for uncollectible amounts using an aging analysis. The aging thresholds and specific percentages used represent management's best estimates of probable losses incurred as of the reporting period. Included in other assets, outstanding advances due from advisors was $91,700, net of allowance of $286,013 as of December 31, 2017.

NOTE 5 - INCOME TAXES

The Company had no unsettled liability with Cetera Financial for income taxes as of December 31, 2017.

The Company believes that, as of December 31, 2017, it had no material uncertain tax positions. There was no liability for interest or penalties accrued as of December 31, 2017.

The Company files state income tax returns in various state jurisdictions. The Company is no longer subject to U.S. federal tax examinations for years before 2014. The Company's state income tax returns are open to audit under the statute of limitations for 2013 to 2016.

NOTE 6 - EMPLOYEE BENEFIT PLANS

The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare plan that are administered by Cetera Financial. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. The health and welfare plan is a self-insured plan sponsored by Cetera Financial. Costs of the plans are allocated to the Company based on rates determined by Cetera Financial. The Company had no separate employee benefit plan in 2017 and relied on Cetera Financial to cover all eligible employees. All benefits that were paid by Cetera Financial were charged back to the Company for reimbursement.

NOTE 7 - RELATED PARTY TRANSACTIONS

Cetera Financial allocates a portion of its general administrative expenses to the Company based on factors including assets under management, sales volume, number of personnel, and producing advisors. Such expenses include overhead services related to marketing and communication, IT, finance and administration, operations and risk management. Because these transactions and agreements are with affiliates, they may not be the same as those recorded if the Company was not a wholly owned subsidiary of Cetera Financial. As of December 31, 2017, outstanding payables to Cetera Financial in connection with these services of $979,331 were included in accrued expenses and accounts payable.

Cetera Investment Services LLC, an affiliate, provides custodial services for certain customer retirement accounts of the Company. As of December 31, 2017, payables to Cetera Investment Services LLC was not material.

NOTE 8 - OFF BALANCE SHEET RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash and temporary cash investments in bank deposit and other accounts, the balances of which, at times, may exceed federally insured limits. Exposure to credit risk is reduced by maintaining the Company's banking relationships with high credit quality financial institutions.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent, which is recognized on a straight-line basis over the period of the leases, and maintenance costs which are recognized as incurred. The following table shows the future annual minimum rental payments due. Future minimum payments do not include real estate taxes, insurance, common area maintenance and other costs for which the Company may be obligated.

	Year Ending December 31,
2018	$ 94,775
2019	46,994
Total	$ 141,769

Legal and regulatory proceedings related to business operations — The Company is involved in legal proceedings from time to time arising out of their business operations, including arbitrations and lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, the Company cannot estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has occurred and the amount can be reasonably estimated. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, excess entity errors and omissions and fidelity bond insurance. Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are no pending matters that are reasonably possible for which the Company has determined it is not capable of providing a reasonable estimate of the losses.

Clearing broker — Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2017, the Company complied with all such requirements.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. The Company computes its net capital pursuant to the alternative method provided for in the Rule, which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items.

At December 31, 2017, the Company had net capital of $7,618,193, which was $7,368,193 in excess of required net capital of $250,000.

NOTE 11 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(i) for customer transactions processed directly with the issuer and k(2)(ii) for all other transactions cleared on a fully disclosed basis with a clearing broker. The Company carries no customers' accounts, promptly transmits customer funds and customer securities to the issuer or the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

NOTE 12 - SUBSEQUENT EVENT

The Company has evaluated activity through the date the statement of financial condition was issued and concluded that no subsequent events have occurred that would require recognition or disclosure in the statement of financial condition.

* * * * * *